UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 28, 2025

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

TERMINATION AND NEW AGREEMENT

THIS AGREEMENT ("Agreement") is entered into as of MARCH 23, 2025 ("Effective Date") by and between: Sio2 INTERNATIONAL INC (hereinafter referred to as "Sio2"), Bruce Johnston (hereinafter referred to as "Bruce") and Breakthorough Chemistry Inc aka MEGOLA INC (hereinafter referred to as "Megola") , Collectively referred to as the "Parties."

SECTION 1: TERMINATION OF EXISTING AGREEMENT

1.1    Acknowledgment of Termination

Si02 acknowledges the termination of the Accelerated Closing of Asset Purchase Agreement and Consulting Agreement previously entered into with Medesol Global Inc dated 9th day of August, 2024

1.2    Return of Shares

Sio2 shall transfer and return the 5,000 Preferred D Shares ("PFD D Shares") currently held in Megola upon signing of agreement and its Effective Date.

1.3    Release of Claims

The Parties mutually release each other from any further obligations, liabilities, or claims arising out of the terminated agreement with Medesol Global Inc, except as outlined herein.

SECTION 2: NEW AGREEMENT BETWEEN MEGOLA AND Sio2

2.1 Transfer of Intellectual Property (IP)

Sio2 shall provide Megola with full ownership rights to the following IP blends:

-	Phone Protect 2 (completed)

-	Seed Protect

-	Windshield VI 10

(Sio2 will transfer all BOM/POS)

2.2  Issuance of Shares

In consideration for the transfer of IP blends outlined in Sec on 2.1 , Megola shall issue 1000 Preferred D Shares ("PFD D Shares") to Sio2 and/or Bruce within 15 business days of the Effective Date and TA successfully returning initial 5000 PFD D to treasury.

2.3  Royalties

Once the Net sales from the three blends mentioned in Sec on 2.1 exceed $2.5 million USD, Sio2 shall be entitled to royalties of 5% of NET sales on those blends, to be paid quarterly based on Megola's financial revenue reports.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.

(Exact name of issuer as specified in its charter)

Date: March 28, 2025	/s/ Robert Gardiner
Robert Gardiner, CEO, President

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